UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of August, 2015
Commission File Number: 001-36532
Sphere 3D Corp.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☐ Form 20-F ☒ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

DOCUMENTS FILED AS PART OF THIS FORM 6-K
In connection with its announcement of financial results for the quarter ended June 30, 2015, Sphere 3D Corp. is filing the following documents:

•	Management’s discussion and analysis;

•	Interim consolidated financial statements; and

•	Certification of the principal executive officer and principal financial officer.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sphere 3D Corp.

By:	/s/ Kurt L. Kalbfleisch
Name:	Kurt L. Kalbfleisch
Title:	Senior Vice President, Chief Financial Officer
Date: August 13, 2015

Exhibit Index

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Three and Six Months Ended June 30, 2015.

99.2	Condensed Consolidated Financial Statements (unaudited) of Sphere 3D Corp. For the Three and Six Months Ended June 30, 2015 and 2014.

99.3	Rule 13a-14(a)/15d-14(a) Certification of principal executive officer of Sphere 3D Corp.

99.4	Rule 13a-14(a)/15d-14(a) Certification of principal financial officer of Sphere 3D Corp.